FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1         Name and Address of Company

Gammon Gold Inc.
1601 Lower Water Street, Summit Place
Suite 402
Halifax, Nova Scotia, B3J 3P6

Item 2         Date of Material Change

September 24, 2007

Item 3         News Release

The press release attached as Schedule A was released over Canada NewsWire on September 24, 2007.

Item 4         Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5         Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6         Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7         Omitted Information

Not applicable.

Item 8         Executive Officer

Russell C. Barwick
Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9         Date of Report

September 24, 2007

Schedule "A"

1601 Lower Water Street Suite 402, Summit Place
TSX: GAM / AMEX: GRS / BSX: GL7	(PO Box 2067)
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
Website: www.gammongold.com

PRESS RELEASE

Halifax, September 24, 2007

Gammon Gold Appoints Rene Marion as CEO, Russell Barwick Remains as Director and Advisor

Gammon Gold Inc. ("Gammon") (TSX:GAM and AMEX:GRS) is pleased to announce that the Board of Directors (the "Board") has appointed Rene Marion as Chief Executive Officer of Gammon effective October 25, 2007 to replace Russell Barwick, who has stepped down as Chief Executive Officer for personal family reasons but will remain a member of the Board of Directors and Technical Advisor to management.

Fred George, President and Chairman of Gammon Gold stated, "We are confident that Rene’s skills and leadership will contribute to the success of Gammon Gold and that we have assembled the right team to lead Gammon to the next stage in becoming a world class gold and silver producer."

"I am excited to assume the role of CEO of Gammon Gold," says Rene Marion, incoming Chief Executive Officer. "My decision to make such a significant career change by leaving a senior role with a world class gold producer, Barrick Gold, to lead Gammon Gold was based on the enormous potential I see in Gammon’s properties."

The Board is confident that Mr. Marion, who is a high profile executive and mining engineer with extensive experience in planning and developing mining operations with Barrick Gold, is more than qualified to continue the progress made by Mr. Barwick in enhancing the Company’s leadership team and positioning the Company for future success.

Mr. Marion will assume his duties following a short transition period with Mr. Barwick and will be based at Gammon’s corporate head office in Halifax, Nova Scotia. He brings over 22 years of mining experience to Gammon, having most recently held the position of Regional Vice President, Barrick Russia, Central Asia. For several years Rene also served as Barrick’s Qualified Person responsible for Barrick’s global resources and reserves. His background includes significant experience in mining operations, operational and corporate management, mine engineering and was a key participant in numerous global merger and acquisition evaluations and feasibility studies. Mr. Marion has also developed strong relationships with industry analysts and investors that will serve to strengthen the Company’s contacts in the capital markets. Mr. Marion holds a BSc Degree in Mining Engineering from Queens University. At the time of his resignation to join Gammon, he was also seconded as Chief Operating Officer of Highland Gold Mining Limited, a publicly traded strategic partner of Barrick Gold.

"I am delighted that we were able to attract such a high caliber executive to our Gammon team," says Russell Barwick, retiring Chief Executive Officer. "Rene has the skills and experience that will allow us to continue to develop Gammon into a world class mining company. While I am stepping down as CEO to tend to personal matters that require much greater time at home in Australia, as a Board member, Chair of the Sustainability, Environmental, Health & Safety Committee and a Technical Advisor to management, I look forward to supporting Rene and contributing to the continued growth of the Company."

Mr. Marion will benefit from having access to a team of recently recruited and highly skilled professionals to support his activities, including David Keough (COO), Glenn Hynes (CFO) and a very robust operational team in Mexico that has recently been significantly enhanced.

Conference Call

A conference call will be held on Monday, September 24, 2007 at 4:00 pm Eastern Time (5:00 pm Atlantic Time) to discuss the appointment of Rene Marion as Chief Executive Officer.

Participant Dial-In Number(s):
Local / International: 416-850-9144
North American Toll- Free: 1-866-400-3310

When the Operator answers, ask to be placed into the Gammon Gold Conference Call.

If you are unable to attend the conference call, a playback will be available for 30 days immediately after the event by dialing 1-866-245-6755 or 416-915-1035 for calls from outside Canada and the US. Enter passcode 175232. A link to the playback will also be posted on Gammon’s website at www.gammongold.com approximately two hours after the conference call.

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Russell Barwick	Glenn Hynes
Chief Executive Officer	Chief Financial Officer
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian legislation. All statements other than statements of historical fact, included in this release, including, without limitation, the positioning of the Company for future success, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Gold, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Gold’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Gold’s Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission. Although Gammon Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Gold does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

###